

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 20, 2012

Via E-mail
James Chandik
Chief Executive Officer
DNA Precious Metals, Inc.
9125 rue Pascal Gagnon, Suite 204
Saint Leonard, Quebec
Canada H1P 1Z4

> **Re: DNA Precious Metals, Inc.**
> **Amendment No. 7 to Registration Statement on Form S-1**
> **Filed June 11, 2012**
> **File: 333-178624**

Dear Mr. Chandik:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please amend to include an Exhibit 15 that contains an acknowledgement letter from your auditor regarding the use of the review report in your registration statement. Refer to Item 601(B)(15) of Regulation S-K.

Prospectus Summary

Our Funding requirements, page 3

2. Please revise to update your disclosure through March 31, 2012. Also clarify how long your working capital, as of March 31, 2012, will last given your current operations.

Risk Factors, page 5

We are an exploration company and our business plan is …, page 6

3. Please revise to update your disclosure through March 31, 2012. Also provide support for your statement that "we believe that our working capital is sufficient for us to continue our current operations."

Dilution, page 18

4. We note your response to comment 5 in our letter dated May 17, 2012 and the revisions to your dilution table. It is still unclear how you arrived at your computation of "net tangible book value after the offering after expenses" at the 50%, 75% and 100% level. In this regard, your "net tangible book value after the offering after expenses" appears to reflect an additional deduction for offering expenses that were are already deducted from capital contributions (offering proceeds after expenses). Please explain to us how you calculated "net tangible book value after the offering after expenses" and disclose the nature of any additional expenses you are deducting from this figure.

Liquidity and Capital Resources, page 21

5. Given the amount of your expenses in the first quarter and your available cash as of March 31, 2012, please clarify how long you will continue to be able to meet your current operating expenses. Also, address your liquidity requirements, in quantified terms, on both a short-term (12 months) and long-term basis, and how you intend to meet those requirements, whether with the proceeds of this offering or otherwise. See Instruction 5 of Item 303(a) of Regulation S-K. Also, see footnote 43 in Securities Act Release No. 8350.

Consolidated Statements of Cash Flows, page F2-6

6. Please revise your statement to appropriately label your columns for the three months ending March 31, 2012 and 2011, respectively. Your current presentation labels the statements 2011 and 2010.

James Chandik
DNA Precious Metals, Inc.
June 20, 2012
Page 3

You may contact Raquel Howard, Staff Accountant, at (202) 551-3291, or Melissa Rocha, Accounting Branch Chief, at (202) 551-3854, if you have questions regarding comments on the financial statements and related matters. Please contact Ronald E. Alper, Staff Attorney, at (202) 551-3329 or David Link, Staff Attorney, at (202) 551-3356 with any other questions.

Sincerely,

/s/ David Link for

John Reynolds
Assistant Director

cc: Jeffrey G. Klein, Esq.